Exhibit 99.1

Valens Semiconductor Partners with Black Sesame Technologies to
Add MIPI A-PHY Connectivity to Black Sesame’s Innovative ADAS and
Cross-Domain Compute Platforms

HOD HASHARON, Israel & China. April 29, 2024 – Today, Valens Semiconductor (NYSE:VLN), a leader in high-performance connectivity, and Black Sesame Technologies, a leading intelligent vehicle SoC and solution provider, announced that they have worked together to enable the integration of A-PHY connectivity into the Huashan-2 A1000 autonomous driving computing platform and are in the process of adding A-PHY to the Wudang C1200 intelligent vehicle cross-domain computing platform. Leveraging the VA7000 MIPI A-PHY compliant chipsets by Valens, Black Sesame Technologies will offer and support the A-PHY connectivity standard for its automotive OEM and Tier1 customers.

The Huashan-2 A1000 is an automotive-grade SoC for L2/L2+ ADAS solutions, supported by a comprehensive and mature mass-production ecosystem. In mass production, the A1000 is featured in vehicles from China’s foremost automakers, including FAW Group, Dongfeng Motor Corporation, Geely Holding Group and JAC Group. The Wudang C1200 Series offers high MCU integrated computing power, allowing customers to integrate a broader array of intelligent functions into a single vehicle. With the Valens VA7000 chipsets, Black Sesame Technologies can add support for increased bandwidth and enhanced safety with unprecedented EMC immunity, as well as low-cost system design.

MIPI A-PHY is the first automotive industry standard developed for in-vehicle high-speed sensor connectivity. Since its release, it has attracted a growing ecosystem of companies designing products based on the technology. Valens Semiconductor, a key contributor to the standard, was the first on the market to offer A-PHY-compliant chipsets with its VA7000 chipsets.

“We are delighted to enable Black Sesame Technologies to capitalize on the benefits of MIPI A-PHY connectivity in their cornerstone Huashan Series A1000 and Wudang C1200 Series platforms,” Gideon Kedem, SVP and Head of Automotive Business at Valens Semiconductor, “This collaboration demonstrates the growing adoption of A-PHY as the standard for in-vehicle high-speed video transmission, and the value that our VA7000 chipsets bring to the automotive market. China has often been quick to adopt new and cutting-edge technologies, which is why it’s not surprising to see the impressive growth of MIPI A-PHY in this important market.”

“We decided to move forward with this implementation because of the significant interest for MIPI A-PHY connectivity, both within China and globally,” said Weihong Liu, co-founder and President of Black Sesame Technologies. “The superiority of the MIPI A-PHY standard brings a series of benefits to our OEM customers, and I believe that this new support for A-PHY will draw significant interest from around the ecosystem.”

The Huashan-2 A1000 autonomous driving computing chip with A-PHY connectivity will be showcased at Black Sesame Technologies’ booth (E113) at the Beijing Auto Show from April 25 to May 5.

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

About Black Sesame Technologies

Black Sesame Technologies is a leading automotive-grade computing SoC and Soc-based intelligent vehicle solution provider. The company started with the Huashan Series high-computing power SoCs for autonomous driving and recently introduced the Wudang Series cross-domain SoCs to address more diverse and sophisticated demands for advanced functionalities of intelligent vehicles. Black Sesame Technologies’ proprietary automotive-grade products and technologies empower intelligent vehicles with mission-critical capabilities, such as autonomous driving, smart cockpit, advanced imaging and interconnection. The company offers full-stack autonomous driving capabilities to meet broad customer needs through SoCs and SoC-based solutions, powered by in-house developed IP cores, algorithms and support software.

Forward-Looking Statements

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Press Contacts

Yoni Dayan,

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Pat Burek

Senior Vice President

Financial Profiles, Inc.

pburek@finprofiles.com

Investor Contacts

Lisa Fortuna
Senior Vice President
Financial Profiles, Inc.

lfortuna@finprofiles.com

SOURCE Valens Semiconductor